JACKSON L. MORRIS
Attorney at Law
Admitted in Florida and Georgia (inactive)
3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com
www.Rule144Solution.com

October 17, 2008

Submitted by EDGAR

Christine Davis
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:      New Mexico Software, Inc.
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarterly period ended March 31, 2008
Commission File No.  333-30176

Dear Ms. Davis:

This is a follow-up to my letter to you of September 16, 2008, in which I committed to a substantive response to you by October 15, 2008 and my voice mail for Tamara Tangen earlier today.  New Mexico Software plans to file amendments to the above referenced reports by Friday, October 25.  It is New Mexico Software’s expectation that these amendments will address to your satisfaction the disclosures regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures.  Concurrent with filing the amendments, New Mexico Software will submit a supplemental statement acknowledging the matters set forth in section 3 of your letter dated August 28, 2008.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc:       Richard Govatski, President
New Mexico Software, Inc.